Exhibit 99.1

Perfect Corp. Enters into a Definitive Agreement for a Going-Private Transaction

July 10, 2026

NEW YORK--(BUSINESS WIRE)-- Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”)-powered solutions to beauty, fashion, photo and video creative industries, announced today that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 10, 2026, with ProjectNY, an exempted company with limited liability incorporated under the laws of the Cayman Islands controlled by Ms. Alice H. Chang (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (the “Surviving Company”) and becoming a privately held company.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Continuing Shares and the Dissenting Shares, each as defined in the Merger Agreement, will be cancelled and cease to exist in exchange for the right to receive US$2.00 in cash per share without interest (the “Per Share Merger Consideration”).

The Per Share Merger Consideration represents a premium of approximately 48.1% to the closing price of the Company’s Class A ordinary shares on March 17, 2026, the last trading day prior to the Company’s announcement on March 18, 2026 of its receipt of the preliminary non-binding going-private proposal, and a premium of approximately 39.6% to the volume-weighted average closing price of the Company’s Class A ordinary shares during the 30 trading days prior to that announcement.

Concurrently with the execution of the Merger Agreement, Merger Sub entered into separate voting and support agreements with Ms. Alice H. Chang and her controlled entities GOLDEN EDGE CO., LTD., DVDonet.com. Inc. and World Speed Company Limited (the “Chairwoman Parties”) as well as CyberLink International Technology Corp. (“CyberLink”). Pursuant to such agreements, Chairwoman Parties and CyberLink will vote all ordinary shares they hold directly or indirectly in favor of the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated thereby, including the Merger. Such ordinary shares represent approximately 53.4% of the total issued and outstanding share capital of the Company and approximately 81.2% of the total voting power of the Company as of the date of the Merger Agreement.

The Merger is expected to be funded through available cash of the Company and its subsidiaries. The Continuing Shareholders will not receive cash consideration for their Continuing Shares, which will not be cancelled in the Merger and will remain outstanding and continue to exist as ordinary shares of the Surviving Company at the Effective Time.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of the special committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement, the plan of merger, and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company’s shareholders vote to approve them. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its own financial and legal advisors.

The Merger, which is currently expected to close during the last quarter of 2026, is subject to customary closing conditions, including the approval of the Merger Agreement, the plan of merger and the transactions contemplated thereby, including the Merger, by the affirmative vote of at least two-thirds of the votes cast by holders of the Company’s ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders.

If completed, the Merger will result in the Company becoming a privately held company, its Class A ordinary shares will no longer be listed on the New York Stock Exchange, and the Company’s Class A ordinary shares and warrants will be deregistered under the U.S. Securities Exchange Act of 1934, as amended.

Advisors

Kroll, LLC is serving as financial advisor to the Special Committee; DLA Piper UK LLP is serving as international legal counsel to the Special Committee.

Sullivan & Cromwell LLP is serving as U.S. legal counsel to Merger Sub, the Chairwoman Parties and CyberLink; and Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to Merger Sub and the Chairwoman Parties.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website.

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, in connection with the Merger, the Company and certain other participants in the Merger will prepare and file with the SEC a Schedule 13E-3 transaction statement that will include the Company’s proxy statement (the “Schedule 13E-3”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3, THE PROXY STATEMENT AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 by mail, shareholders will also be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge from the SEC’s website.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement, Schedule 13E-3 or other materials that may be filed with or furnished to the SEC in connection with the Merger.

About Perfect Corp.

Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR-powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect’s direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect’s enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables a personalized, enjoyable and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, forward-looking statements can be identified by words such as may, will, could, would, should, expect, intend, plan, anticipate, believe, estimate, predict, project, potential, continue, ongoing, target, seek or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, without limitation, statements regarding the proposed Merger, the expected timing and completion of the Merger, the expected funding of the Merger, the expected treatment of the Company’s ordinary shares, options, warrants, Company Earnout Shares and Continuing Shares, the expected delisting and deregistration of the Company’s Class A ordinary shares and warrants, the expected filing and mailing of transaction materials, the anticipated timing of the shareholders meeting and the expected benefits or effects of the Merger. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially include, among others, risks and uncertainties relating to the ability to complete the Merger on the proposed terms or anticipated timeline or at all; the possibility that competing offers or acquisition proposals will be made; the possibility that required shareholder approval, regulatory approvals or other consents may not be obtained; the failure to satisfy other conditions to the completion of the Merger; potential litigation relating to the Merger; the amount of costs, fees, expenses and charges related to the Merger; the effect of the announcement, pendency or completion of the Merger on the Company’s business, results of operations, financial condition, cash flows, prospects, relationships with customers, suppliers and employees, operating results and business generally; and other risks and uncertainties described in the Company’s filings with the SEC. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Except as required by applicable law, Perfect does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Investor Relations, Perfect Corp.

Email: Investor_Relations@PerfectCorp.com